November 23, 2005

By Facsimile and U.S. Mail

Christopher K. Davis
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

	Re:	Wilder Richman Historic Properties II
		Schedule TO-T filed November 14, 2005
      Filed by Everest Properties II, LLC

Dear Mr. Davis:

	We have the following comments on the above-referenced filing:

Schedule TO-T
1. We note the disclosure in the first full bullet point on page 2 of
the Offer to Purchase that "Members of Dixon and the shareholders of
Dixon Venture Corp., the operating general partner of the
Partnership
.. . . are the same."  We also note the disclosure on pages 13-14.
Revise to further clarify the significance of the bidders` relationship with the operating general partner and the meaning of the disclosure that the bidders are "otherwise not affiliated with the Partnership or the General Partner." For example, if one or more of the bidders or their affiliates control the operating general partner, then revise the offer to highlight and clarify this point.
Also revise the offer to clarify and highlight the role of the operating general partner in the partnership, including the extent to which it controls decisions related to partnership acquisitions
and
dispositions, day-to-day operations, transfer of ownership
interests,
etc.
2. We note that the subject partnership has not filed its latest
Form
10-K or Form 10-Qs. Tell us whether the bidders, through the operating general partner or otherwise, have access to more recent financial information and/or more recent information regarding the number of shares outstanding.
3. As the bidders currently own 49% of the outstanding units, please
provide us your detailed analysis regarding why the bidders are not
affiliates of the partnership engaged in a Rule 13e-3 transaction.
4.
The bidders seek to purchase all outstanding units they do not already own; however the bidders indicate that the partnership agreement limits the number of units that may be transferred in a twelve-month period, and that this provision may limit the number of units you are able to accept in the offer. The bidders mention possible proration several times in the offer to purchase and the letter of transmittal. The disclosure indicates that any determination under the partnership provision limiting transfers would not be known until after the offer has expired. It appears that the bidders cannot, in fact, purchase all outstanding shares under the partnership agreement and therefore, it is inappropriate to classify this offer as an offer for all.  Revise the offer to clarify
the maximum number of securities the bidders may purchase in the offer.
5. As it appears that you are not able to purchase all outstanding securities, revise the offer to provide the financial information
required by Item 10 of Schedule TO.   If you are unable to provide
this information for each of the bidders, please follow the guidance provided in the AICPA Audit and Accounting Guide: Audits of Investment Companies. For example, note the following:

* The financial statement should be labeled "Statement of Assets and
Liabilities" and presented on a non-classified basis.
* The amount presented for investments should represent fair value.
* The Statement should be accompanied by a schedule of investments, disclosing the name of each investee, number of units held, and current fair value (for each investment whose fair value constitutes more than 1% of net assets).
* A footnote should describe the nature of the investments and the methodology used to value those investments, including material assumptions made.
If you cannot produce reliable information needed to provide this disclosure without unreasonable cost or expense, the staff will permit you to proceed with the transaction without that information provided you disclose the following in your offering materials:

* State the bidders` formation date and its business purpose (with emphasis on its limited operating experience, if applicable).
* Are the bidders finite-life entities, and, if so, what is that life?
* What specific criteria do the bidders use to make investment decisions?
* Who makes the bidders` investment decisions to buy and sell?
(the
General Partner, adviser, etc.)
* Describe the General Partner or adviser`s experience in managing an investment fund and his qualifications related thereto.
* Describe the General Partner or adviser`s experience with other similar funds.
* Describe the bidders` investment exit strategy.
* Who`s the General Partner or adviser? What is his role in making investment decisions?
* Does he have the financial ability to fulfill his obligations?
* Describe all investment activity since the bidders` inception in reasonable detail.
* Identify the investments held by the bidders as of the latest date for which that information is available.
* State the % ownership held.
* Were these investments public or private at the date of purchase?
Have any gone public since then?
* Was voting common or preferred stock acquired?
* Describe in reasonable detail the nature of the bidders` participation over the investee entities` operating and financial management. If it`s through informal discussion with the General Partner of investee entity, explain.
* State the level of Board of Director representation, if any, for each investee company.
* Do the bidders engage actively in management oversight, setting operating policy, etc. or does it assume only a passive role? How does that change with the level of ownership?
* If the bidders engage actively in management oversight, setting operating policy, etc., describe its qualifications to do so.
* What investments have the bidders sold since inception, and why?
* For each investment made, describe whether it has appreciated or depreciated since the date of purchase and state the approximate appreciation or depreciation value.
* Describe how the bidders value their investments in private companies - identify the factors and assumptions. If the bidders do not track changes in value and therefore cannot assert whether the investments have appreciated or not, state so.

	Considering the investments in the bidders` portfolio and that information available about such investments may change from time to time, please be advised that your ability to omit GAAP financial statements is limited to this offer.
 Offer to Purchase
6. Revise the last bullet point on page 2 to clarify, if true, that the offer will only "eliminate the need to file Form K-1 information for the Partnership with [tendering security holders`] federal tax returns for years after 2005" if the transfer takes place prior to the end of the year. Clarify what event is will trigger the end of this reporting obligation for federal tax purposes. For example, is it when the offer closes and the shares are accepted, when the partnership transfers ownership of the units, when the units are paid for, or some other time? In addition, revise the filing to clarify how likely it is that the relevant event for tax purposes will occur prior to the end of the year given the current expiration date of the offer and the fact that the general partner must effect the transfers in the partnership records, if accurate.


Extension of Tender Period; Amendment, page 5
7. In the second bullet point you indicate that you may "delay for a reasonable period the acceptance for payment of, or payment for, any
Units not already accepted for payment or paid for, if the Purchasers reasonably anticipate the prompt receipt of any authorization, consent, order of, or filing with, or the expiration of waiting periods imposed by, any court . . . necessary for the consummation of the transactions contemplated by the Offer." It is unclear under what circumstances you would be able to accept some units and delay in accepting other units, as you may not accept any units until the offer has expired and all conditions must be waived or satisfied prior to expiration. Please clarify the circumstances under which you will be able to delay payment.
Conditions of the Offer, page 6
8. We note that condition (a)(iv) addresses events that are materially adverse to the business, properties, assets, liabilities, financial condition, operations or results of operations of the Purchaser. Condition (f) contains similar language. Since the Purchasers are not reporting companies and little information is available about them, it is unclear how a security holder could objectively verify the triggering of the condition. Please revise your document so security holders can objectively verify all of the bases upon which you may terminate the offer.
9. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise conditions (c) and (d), accordingly. As we are unable to locate any disclosure related to the types of approvals contemplated by condition (c) that are necessary in connection with this offer, please revise the offer to disclose this information or clarify the condition. Condition (d) conditions the offer on whether there was an undisclosed lied that the purchasers became aware of or the "Purchasers shall have become aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership`s properties." It is unclear how a security holder could know whether the bidders were aware previously of a particular fact.

Federal Income Tax Matters, page 14
10. Revise to clarify that you have disclosed all material federal tax consequences of the offer, if true, or revise the offer accordingly.

Appendix A, page A-1
11. Please revise your discussion to eliminate the implication that you are not responsible for the accuracy of the information you include in your offering materials.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
??

??

??

??

Christopher K. Davis
November 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE